414-3120 Rutherford Rd Vaughan, ON., Canada 1 (888) 554-8789

July 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chinos, Staff Attorney-client

Re:	Worksport Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-256142

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM (EDT) on Tuesday, August 3, 2021, or as soon thereafter as is practicable.

Please contact the Company’s counsel, Philip Magri of Carmel, Milazzo & Feil LLP at 954-303-8027 or via email at pmagri@cmfllp.com to provide notice of effectiveness or if there are questions regarding this matter.

Very truly yours,

WORKSPORT LTD.

/s/ Steven Rossi
Steven Rossi
President, Chief Executive Officer and
Chairman of the Board of Directors